SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                            SCHEDULE 13D
                           (RULE 13D-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                     FILED PURSUANT TO RULE 13d-2(a)


                           AMENDMENT NO. 3


                       The Judge Group, Inc.

                         (NAME OF ISSUER)

                     Common Stock $.01 par value

                     (TITLE OF CLASS OF SECURITIES)

                           481271104

                          (CUSIP NUMBER)

                         Paul D. Sonkin
                   Hummingbird Management, LLC
             (f/k/a Morningside Value Investors, LLC)
               153 East 53rd Street, 55th Floor
                    New York, New York 10022
                           212 521-0975

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
            AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                        May 19, 2003

       (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                   (Continued on following pages)


                          (Page 1 of 5 pages)

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CUSIP No. 481271104              13D/A          Page 2 of 5 Pages
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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Hummingbird Management, LLC
              (f/k/a Morningside Value Investors, LLC)

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2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

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3.            SEC USE ONLY

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4.            SOURCES OF FUNDS

              OO
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5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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  NUMBER OF    7.      SOLE VOTING POWER    	  1,164,278
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER        0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER     1,164,278
 REPORTING
              --------------------------------------------------
PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

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11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                                                  1,164,278
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   8.3%

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14.       TYPE OF REPORTING PERSON*

          OO
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                          (Page 2 of 5 pages)

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CUSIP No. 481271104            13D/A          Page 3 of 5 Pages
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 AMENDMENT NO. 3 TO SCHEDULE 13D

         This Amendment No. 3, dated May 20, 2003, to Schedule 13D is filed by the Reporting Person and amends the Schedule 13D/A as previously filed by the Reporting Person with the Securities and Exchange Commission on March 27, 2003 (the "Schedule 13D"), relating to the Class A common stock (the "Common Stock") of The Judge Group, Inc.

Items 3, 4, and 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows:


ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of May 19, 2003, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $787,960 and $376,318, respectively, in the Shares of the Issuer using their respective working capital.


ITEM 4   PURPOSE OF TRANSACTION

	The Shares were acquired for investment purposes. Hummingbird currently intends to tender all of its shares in response to management's tender offer of May 19, 2003. Hummingbird may, directly or indirectly, dispose of shares in open-market transactions or privately negotiated transactions if conditions change or opportunities become available.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,164,278 Shares representing approximately 8.3% of the outstanding Common Stock, $.01 par value, of the Issuer (based upon 14,097,652 shares outstanding as of March 4, 2003, as reported on the latest Definitive Schedule 10-K of the Issuer for December 31, 2002). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

         Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 1,164,278 shares representing approximately 8.3% of the outstanding Common Stock, $.01 par value, of the Issuer (based upon 14,097,652 shares outstanding as of March 4, 2003, as reported on the latest Definitive Schedule 10-K of the Issuer for December 31, 2002). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

                          (Page 3 of 5 pages)

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CUSIP No. 481271104            13D/A          Page 4 of 5 Pages
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         (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------
3/21/03		open market purchase	 1,300		0.710
3/24/03		open market purchase	19,726		0.782
3/25/03		open market purchase	19,000		0.819
3/27/03		open market purchase	   600		0.790
3/28/03		open market purchase	 4,600		0.803
4/11/03		open market purchase	19,700		0.917
4/14/03		open market purchase	 5,600		0.924
4/21/03		open market purchase	10,000		0.910
4/30/03		open market purchase	 2,000		0.910
5/1/03		open market purchase	   600		0.910
5/2/03		open market purchase	 6,000		0.910
5/5/03		open market purchase	13,000		0.902
5/6/03		open market purchase	   700		0.890
5/9/03		open market purchase	10,000		0.900
5/19/03		open market purchase	 3,400		0.992



         Hummingbird caused Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------
3/21/03		open market purchase	   700		0.710
3/24/03		open market purchase	10,200		0.782
3/25/03		open market purchase	 9,800		0.819
3/27/03		open market purchase	   200		0.790
3/28/03		open market purchase	 2,400		0.803
4/11/03		open market purchase	10,200		0.917
5/9/03		open market purchase	 7,100		0.900



         (d) Inapplicable.

         (e) Inapplicable.

                          (Page 4 of 5 pages)

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CUSIP No. 481271104            13D/A          Page 5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 20, 2003

HUMMINGBIRD MANAGEMENT, LLC

By:  /s/ Paul D. Sonkin
     -----------------------------
Name:  Paul D. Sonkin
Title: Managing Member